Provident Energy Announces 2004 Canadian Tax Information

      NEWS RELEASE NUMBER 04-05

February 25, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced the tax on distributions received by Canadian unitholders in 2004 was determined to be 71 percent taxable and 29 percent tax deferred return of capital (ROC).

Canadian unitholders holding their Provident investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund or Deferred Profit Savings Plan should not report any income related to distributions on their 2004 income tax return. Unitholders holding their units outside such plans will receive a T3 Supplementary Information slip (T3), postmarked on or before March 31, 2005. Provident's Canadian registered unitholders should receive a T3 from Provident's transfer agent, Computershare Trust Company of Canada. Unitholders that hold their units through a broker or other intermediary should receive a T3 directly from their broker or intermediary and not from Provident or Provident's transfer agent. Unitholders are to report the taxable portion of distributions received as "other income" on their 2004 income tax return.

The following table summarizes tax information for Canadian residents:

Record Date	Payment Date	Total Distribution (Cdn$)	Taxable Amount (Box 26 - Other Income)	Tax Deferred Amount (ROC)
December 18, 2003	January 15, 2004	$0.12	$0.0852	$0.0348
January 22, 2004	February 13, 2004	0.12	0.0852	0.0348
February 19, 2004	March 15, 2004	0.12	0.0852	0.0348
March 19, 2004	April 15, 2004	0.12	0.0852	0.0348
April 20, 2004	May 14, 2004	0.12	0.0852	0.0348
May 19, 2004	June 15, 2004	0.12	0.0852	0.0348
June 18, 2004	July 15, 2004	0.12	0.0852	0.0348
July 20, 2004	August 13, 2004	0.12	0.0852	0.0348
August 20, 2004	September 15, 2004	0.12	0.0852	0.0348
September 20, 2004	October 15, 2004	0.12	0.0852	0.0348
October 20, 2004	November 15, 2004	0.12	0.0852	0.0348
November 19, 2004	December 15, 2004	0.12	0.0852	0.0348
Total Paid		$1.44	$1.0224	$0.4176

The December 2004 distribution was paid on January 15, 2005 and is therefore not included in the 2004 T3 amounts.

Canadian unitholders are required to reduce the adjusted cost base (ACB) of their trust units by an amount equal to the tax deferred portion of the distributions. The ACB is used to calculate capital gains or losses on the disposition of trust units. An ACB calculator can be found on Provident Energy's website at www.providentenergy.com that can assist Canadian unitholders in this calculation.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada, California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com